Exhibit 99.1

Cenovus donates $50,000 to help residents affected by forest fires

Pelican Lake operation impacted by pipeline closure

CALGARY, Alberta (May 17, 2011) – Cenovus Energy is supporting residents of the Slave Lake area forced from their homes due to forest fires by donating $50,000 to the Canadian Red Cross for its relief efforts in northern Alberta.

“Our thoughts are with all of the families who are dealing with the devastation of the fire that swept through Slave Lake, including our employees and contractors,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “The Red Cross is already on the ground in the area and this donation will help them with the excellent work they are doing to provide emergency assistance to the thousands of people in need.”

As part of its matching gifts program, Cenovus will also match employee donations dollar-for-dollar up to $25,000 per employee. In addition, the company will assess other opportunities to support the community of Slave Lake as it starts to rebuild.

Cenovus’s Pelican Lake oil operation is located about 90 kilometres northeast of Slave Lake. The forest fires are not close enough to cause concern for the facilities at this time but Cenovus continues to closely monitor the situation. The fires have forced the shutdown of the section of Plains Midstream Rainbow pipeline used to transport oil to Edmonton from the Pelican Lake operation. As a result, storage is filling up and Cenovus has started to shut down its production. The company anticipates storage may be full Wednesday and production would likely have to stop until the pipeline is operating again. The Pelican Lake operation produces an average of 22,000 barrels of oil per day.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface. The company also has established natural gas and oil production in Alberta and Saskatchewan and 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit www.cenovus.com.

Contact:

Rhona DelFrari

Manager, Media Relations

403-766-4740

rhona.delfrari@cenovus.com

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